FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2006
                                  05 May, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Premier League Announcement released on 05 May 2006



Press Release                                                         5 May 2006

     BSKYB WINS FA PREMIER LEAGUE PACKAGE "A" FOR A TOTAL OF FOUR PACKAGES

Following an announcement by the FA Premier League today, BSkyB confirmed that it had been awarded a fourth package of live rights, package A. In addition to the three packages of 23 games each awarded to Sky last week, this package gives Sky rights to a further 23 matches airing Sundays at 16:00.

"This is good news for fans, football and Sky," said Vic Wakeling, Managing Director, Sky Sports. "Sky is the home of football. We will offer first picks, the best matches and biggest head-to-heads. There will be more live Premiership matches on Sky Sports than ever: 92 games per season, up from 88 games today."

With these rights, Sky has won the opportunity to offer live football in new and exciting ways. "Viewers can look forward to years of innovative coverage of live Premiership football, all broadcast in HD. Fans will also have new ways of watching using broadband and mobile," continued Mr Wakeling.

Jeremy Darroch, Chief Financial Officer at Sky, added, "We are very pleased with this result. We have won the best packages at prices that are right for Sky. This gives us certainty for the future and secures Premiership football until the end of the decade. It underlines Sky's strength as we drive towards all our targets."

For the three-year period starting in season 2007/8, Sky will pay a total of GBP1,314 million for the four packages it has been awarded.

                                      End

Notes to Editors

Live Premiership matches on Sky Sports:

1992/3-96/97     60 per season
1997/8-2000/1    66 per season
2001/2-2003/4    66 per season
2004/5-2006/7    88 per season
2007/8-2009/10   92 per season

For further information:

Press:
Matthew Anderson   Tel: 0207 705 3267   matthew.anderson@bskyb.com
Robert Fraser      Tel: 0207 705 3036   robert.fraser@bskyb.com
Chris Haynes       Tel: 0207 705 3905   chris.haynes@bsyb.com

Analysts / investors:
Andrew Griffith    Tel: 0207 705 3118   andrew.griffith@bskyb.com
Robert Kingston    Tel: 0207 705 3726   robert.kingston@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 May, 2006                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary